Via Facsimile and U.S. Mail
Mail Stop 4720

November 9, 2009

Mr. M.E. "Hank" Durschlag
Chief Executive Officer (Principal Executive Officer) and
Chief Financial Officer (Principal Accounting Officer)
HealthSport, Inc.
6429 Independence Avenue
Woodland Hills, CA 91367

Re: **HealthSport, Inc.**
Item 4.01 Form 8-K
Filed November 9, 2009
File Number: 000-23100

Dear Mr. Durschlag:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Tabatha Akins
Staff Accountant